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[redacted]

04035740

July 15, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of June 15, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 7/26

DOCSNY1:873244.1
13141-2 JG9

Press Information

Vienna International Airport:
Excellent traffic development during first half-year
New 6-month record with more than 6 million passengers

During the first half of 2004 Vienna International Airport handled a total of 6,775,621 passengers, which represents an increase of 18.9% or 1 million passengers over the prior year. This development was supported by low-cost carriers, which handled a total of 690,000 passengers, as well as a plus of 26.9% in travel to Eastern Europe and growth in the long-haul segment.
The number of transfer passengers rose 23.9%. Maximum take-off weight increased 17.3%, flight movements 14.3%, and cargo volume 19.1%.

June brings two-digit growth in all traffic segments

The number of passengers rose 14.5% to 1,368,773 in June, and transfers recorded a plus of 27.0%.
Flight movements increased 17.0% and maximum take-off weight grew 21.3%. Cargo reported 34.0% higher volume for the month.

Long-haul traffic showed strong growth, both in the scheduled and charter segments. The number of passengers travelling to North America rose 25.7%. Particularly strong growth was also recorded in traffic to the Far East with a plus of 70.3%, as well as the Near and Middle East with 46.8%. An increase of 24.1% in travel to Eastern Europe during June underscores the growing importance of Vienna International Airport as an East-West hub.

	June 2004	Change in %	January to June 2004	Change in %
Passengers:	1,368,773	+14.5	6,775,621	+18.9
Transfer passengers:	469,714	+27.0	2,390,576	+23.9
Maximum take off weight (in tonnes):	557,550	+21.3	2,921,610	+17.3
Flight movements (arrival + departure):	19,828	+17.0	107,219	+14.3
Cargo in tonnes (air cargo and trucking):	18,058	+34.0	98,236	+19.1

For additional information contact: Hans Mayer (+43-1-)7007-23000

20/04 .... M/MY .... 13. July 2004